Exhibit 12.1

Doral Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2013	2012	2011		2010	2009
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(87,724)	$(164,780)	$(8,983)		$(277,011)	$(42,621)
Plus:
Fixed Charges (excluding capitalized interest)	138,405	151,831	181,804		243,458	293,019

Total Earnings (Losses)	$50,681	$(12,949)	$172,821		$(33,553)	$250,398

Fixed Charges:
Interest expensed and capitalized	$115,153	$146,688	$177,656		$240,275	$290,451
Amortized premiums, discounts, and capitalized expenses related to indebtedness	19,213	1,264	1,066		642	187
An estimate of the interest component within rental expense	4,039	3,879	3,082		2,541	2,381

Total Fixed Charges	$138,405	$151,831	$181,804		$243,458	$293,019

Ratio of Earnings to Fixed Charges	(A )	(A )	(A	)	(A )	(A	)

Excluding Interest on Deposits

Earnings (Losses):
Pre-tax loss from continuing operations	$(87,724)	$(164,780)	$(8,983)		$(277,011)	$(42,621)
Plus:
Fixed Charges (excluding capitalized interest)	83,868	88,445	93,518		132,620	167,886

Total Earnings (Losses)	$(3,856)	$(76,335)	$84,535		$(144,391)	$125,265

Fixed Charges:
Interest expensed and capitalized	$60,616	$83,302	$89,370		$129,437	$165,318
Amortized premiums, discounts, and capitalized expenses related to indebtedness	19,213	1,264	1,066		642	187
An estimate of the interest component within rental expense	4,039	3,879	3,082		2,541	2,381

Total Fixed Charges	$83,868	$88,445	$93,518		$132,620	$167,886

Ratio of Earnings to Fixed Charges	(A )	(A )	(A	)	(A )	(A	)

(A)

Due to the Company’s pre-tax loss for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $87.7 million, $164.8 million, $9.0 million, $277.0 million and $42.6 million to achieve a ratio of 1:1 in 2013, 2012, 2011, 2010 and 2009, respectively.